THE SCOTT LAW FIRM, P.A.
                           36 NW 6th Ave., Suite 409
                             Miami, Florida  33128

                                (305) 796-3176
                           facsimile (305) 961-9949
                             wscott@wscottlaw.com


						June 2, 2010


Mr. Tom Kluck
Branch Chief
Securities & Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549-3010

Re:	TriView Global Fund, LLC (the "Issuer")
	S-1 / File No. 333-166668

Dear Mr. Kluck,

	We have reproduced below the comment from your letter of June 1, 2010, with our response immediately following it. All changes are reflected in the Issuer's Registration Statement, Pre-effective Amendment No. 1 filed herewith.

General

1.	Please update the financial statements and financial information to comply with Regulation S-X.

Response:	The Issuer's financial statements for the period ended March 31,
2010 have been added.

	Please contact us with anything further.

						Very truly yours,


 						/s/ William S. Scott, Esq.
						William S. Scott, Esq.
						For the Firm

cc:	TriView Global Fund, LLC